Exhibit 4.8

To:	[Optionholder]
From:	James P. Farley, Vice President and Controller
Date:	September __, 2006
Re:	Acquisition of Cirronet Inc. by RF Monolithics, Inc

As you may know, the acquisition of Cirronet by RF Monolithics was completed on September 15, 2006 (the “Closing Date”). On the Closing Date, unexpired, unexercised and outstanding options granted by Cirronet to purchase shares of Cirronet common stock that were held by you were assumed by RF Monolithics in accordance with the agreement that provided for the acquisition. Therefore, instead of options to purchase shares of Cirronet common stock, you now hold options to purchase shares of RF Monolithics common stock, which are fully vested and exercisable at a price per share and in the quantity noted below:

Cirronet Options	RFM Options	Strike Price Per Share
[____]	[___]	[___]

In the next few weeks, you will receive information, including a prospectus, relating to the options you now hold that are exercisable for RF Monolithics common stock. Please note that until you receive the prospectus, you may not exercise any of your existing options to purchase RF Monolithics common stock. Should you have any questions about this memorandum, please feel free to contact Carol Bivings at RF Monolithics at (972) 448-3795.